FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-170056

C&D TECHNOLOGIES, INC.

Offer to Exchange All Outstanding 5.50% Convertible Senior Notes

due 2026 and Offer to Exchange All Outstanding 5.25% Convertible Senior Notes due 2025

and

Disclosure Statement for Solicitation of Acceptances

of a Prepackaged Plan of Reorganization

Supplement to Prospectus dated December 3, 2010

This Supplement updates the Prospectus dated December 3, 2010 relating to C&D Technologies, Inc.’s (the “Company”) offer to exchange all of its outstanding 5.50% Convertible Senior Notes due 2026 and the Company’s offer to exchange all of its outstanding 5.25% Convertible Senior Notes due 2025 (together, the “Exchange Offer”) and should be read in conjunction with that Prospectus.

On December 13, 2010, the Company adjourned its special meeting of stockholders, which had been called in order to approve the Exchange Offer and an amendment to the Company’s certificate of incorporation authorizing an increase in the number of shares of Common Stock authorized for issuance and a forward stock split in ratios between 1:1 and 1.95:1, to be determined by the Board of Directors of the Company, until 3:00 PM EST on Monday, December 20, 2010 at the corporate offices of C&D located at 1400 Union Meeting Road, Blue Bell, Pennsylvania.

The Company also extended the Expiration Date for the Exchange Offer until 11:59 p.m., prevailing Eastern Time, on December 20, 2010, and all references to the Expiration Date in the Prospectus shall reflect the preceding date and time. The solicitation period for the Prepackaged Plan has also been extended and will expire at 11:59 p.m., prevailing Eastern Time, on December 20, 2010. Validly tendered Notes may be validly withdrawn at any time before 11:59 p.m. prevailing Eastern Time, on December 20, 2010.

The date of this Prospectus Supplement is December 13, 2010.